April 21, 2015

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation (formerly known as Logical Choice Corporation)
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 12, 2015
CIK No. 0001624512

Dear Ms. Ravitz:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated March 9, 2015 (the “Comment Letter”), to Mark Elliott, Chief Executive Officer of Boxlight Corporation (f/k/a Logical Choice Corporation). (the “Company”) regarding Amendment No.1 to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted by the Company on February 12, 2015.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter). Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No.2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

Prospectus Summary, page 1

1. Revise the first few paragraphs of the summary to clarify the relative size of each acquisition target by disclosing their respective revenues and net gain/loss.

RESPONSE: We have revised the disclosure to include the respective revenues and net/gain loss of each acquisition target.

Acquisition of Boxlight, page 7

2. Please clarify when the closing of the sale of series C convertible preferred stock will occur. In addition, please clarify whether the conversion of the preferred stock into class A common stock will occur simultaneously with the closing.

RESPONSE: We have revised the disclosure to clarify the timing of the sale of the series C convertible preferred stock and the automatic conversion of the preferred stock.

3. Revise the first sentence of the second paragraph of this section for clarity.

RESPONSE: We have made relevant revisions for clarity.

Acquisition of Genesis, page 7

4. Your disclosure indicates that other than one share retained by Vert Capital, all shares held by Vert Capital and the former members of Genesis will be returned to the treasury. Please revise to clarify the equity interest that will be acquired by Parent in this transaction.

RESPONSE: We have revised the disclosure to clarify that Boxlight Parent will acquire 100% of the equity interest in Genesis.

Our Status as an Emerging Growth Company, page 9

5. We note your response to prior comment 16. Since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, you should include risk factor disclosure in which it explains that this election allows it to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You should also disclose in the risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. You should also provide a similar statement in your critical accounting policy disclosures in M D& A.

RESPONSE: We have included the requested risk factor and the relevant disclosure in our critical accounting policy in MD&A.

We will operate in a highly competitive industry, page 12

6. While we note your response to prior comment 17, it remains unclear why you elected to identify in your prospectus the particular companies named. Please tell us the objective criteria that you used to determine the competitors that would be identified in your filing. To the extent that other companies also satisfied your objective criteria but were not named in the filing, please explain why they were omitted. As previously noted, please be aware that we do not consider name recognition a sufficient basis for identifying a competitor in your prospectus.

RESPONSE: Of the companies that offer same or similar products, we do not consider ourselves to be in more direct competition with any particular company. Therefore, we have removed the listed companies, and have instead, provided the categories of the companies we compete with.

Our future sales of interactive displays, page 14

7. Please revise this risk factor, and elsewhere in the prospectus as appropriate, to include the clarifying information contained in your response to prior comment 18.

RESPONSE: We have revised the risk factor and the disclosure throughout the prospectus to include the clarifying information previously provided to the Staff.

Our suppliers may not be able to supply, page 14

8. We note your response to prior comment 19. Please provide additional detail regarding the overselling of your forecast. Specifically, please tell us more precisely when it occurred, by how much you oversold, how long the ensuing shortage lasted and whether you have taken any steps to prevent future overselling.

RESPONSE: In June 2014, we were engaged to supply interactive projectors to a school district in the middle part of the United States. The order was initially to be fulfilled in even installments over a two-year period. The school district subsequently received additional funding and requested us to accelerate delivery by fulfilling 50% of the total order within the first six-month of the two-year period. As a result, the total orders for finished product exceeded our forecast. Because our suppliers were unable to deliver sufficient amount of components for the production of the unexpected orders, we experienced a backlog of delivering finished products, that lasted through 2014 and into 2015. As of December 31, 2014, we had a backlog of finished product delivery of approximately $2,100,000.

To prevent future overselling, we have increased our inventory of components; we have worked closely with our supplier to establish protocols to provide and deliver unexpected orders of key components; we have also added air-freight as an alternative to transport components to sea-freight for situation as we experienced in 2014. In addition, it is our intention, as mentioned in the use of proceeds, to allocate financial resources to improve our inventory management, including establishing an inventory buffer of components appropriate to our business.

We have revised the disclosure accordingly to provide clarification.

An affiliate is in liquidation, page 16

9. Please expand your disclosure to describe further the potential consequences to you if creditors successfully claim that the obligations owed by Logical Choice Technologies must be performed by it, or otherwise guaranteed by you. In this regard, please address the size of the obligations relative to your financial position and whether there is a possibility that the entire acquisition could be unwound. Also, please tell us whether the inactive status of Vert Capital’s Delaware subsidiary will have any impact on the proposed acquisition or liquidation.

RESPONSE: We have revised to clarify that neither the liquidation of LCT nor a successful claim of LCT’s creditors if any will affect the proposed acquisition. In addition, the inactive status of LCC-Delaware will not have any impact on the proposed acquisition or the liquidation.

Unaudited Pro Forma Combined Financial Statements, page 28

Notes to Unaudited Pro Forma Combined Financial Statements, page 32

10. We note your response to prior comment 23. Consistent with your response, please revise your filing to explain that you have not reflected any pro forma adjustments to reflect the tax impact of the pro forma adjustments since you believe that the tax impact would not be material.

RESPONSE: We have revised our filing to reflect that there are no pro forma adjustments related to tax, as we do not believe that the tax impact will be material.

(6) Purchase Price Allocation, page 34

11. We note your response to prior comment 27 and that your underwriters valued your company at $1.39 per share based on an $80 million valuation. In light of the fact that the actual valuation could differ from that presented here and that could materially impact the purchase price allocation, please provide additional disclosures to explain how a change in the valuation would impact the pro forma presentation.

RESPONSE: We have revised our filing to state that if the actual valuation differs from the $80 million valuation provided by our underwriters, the difference could materially impact our pro forma presentation. We are using the $80 million valuation as our best estimate of calculating the purchase price for the acquisitions. A difference in our valuation would change the amount of goodwill created under the proposed transaction. If the valuation goes up goodwill will increase and if the valuation goes down goodwill will decrease. There are no other impacts to the pro forma financial statements.

12. Further to the above, we note your response to prior comment 31. We note that the assumed gross offering proceeds of $15 million from the sale of 17,250,000 shares as detailed on the cover page represents a price of $.87 per share, which differs significantly from the $1.39 per share valuation you present elsewhere. Further, utilizing the pro forma shares outstanding you refer to in response to comment 27, the implied offering price suggests a valuation of approximately $65 million. Please reconcile these amounts and explain why you believe it is appropriate to present two separate values for your common stock in the filing.

RESPONSE: We have revised our filing to reflect a reverse stock split that changes our fully diluted shares, along with our stock price. Our filing only includes one value for our company.

13. We note your response to prior comment 30. For each of the Boxlight and Globisens transactions, please reconcile the implied value of the transaction, which is calculated using the shares issued at $1.39 per share together with any cash paid, to the amount presented on page 39 as the consideration paid for each of the transactions For example, you disclose that you will issue 12,438,390 shares for the Boxlight acquisition as well as $7.3 million of cash. Utilizing a value of $1.39 per share, this represents consideration paid of $24.6 million. However, the table on page 39 presents $21.0 million as the consideration paid.

RESPONSE: We have revised our filing to reflect the value of consideration paid as follows (numbers are presented in thousands). Note that pursuant to the share purchase agreement and stock option agreement, the $7.3 million is being deposit to an escrow account and will be remitted to us immediately upon closing (as the consideration to exercise the option to purchase the Company’s Series C preferred stock), as such, is not considered as part of the consideration paid.

Assets acquired:

(in thousands)	Boxlight	Globisens
Current assets	$22,720	$1,389
Property, plant and equipment	1,113	464
Intangible assets (including pro forma adjustment)	11,531	2,558
Other assets	221	-
Goodwill	5,082	1,502
Total assets	40,667	5,913
Total liabilities	(17,081)	(410)

Net assets	23,586	5,503
Fair value of non-controlling interest	(4,175)	-
Net assets acquired	$19,411	$5,503

Consideration paid:

(in thousands)	Boxlight	Globisens
1,941,133 shares issued at $10.00 per share to acquire 82.3% of the outstanding ownership of Boxlight	$19,411	$-
223,314 shares issued at $10.00 per share to acquire Globisens	-	3,003
Cash to acquire Globisens	-	2,500
Total consideration paid	$19,411	$5,503

14. We note your response to prior comment 28. However, it appears that the analysis you provided is limited to the factors listed in FASB ASC 805-10-55-12. Please expand your prior response to address the comments below regarding your analysis of the factors listed in FASB ASC 805-10-55-12 as well as the comments below relating to your analysis of other factors listed in FASB ASC 805:

●	You state that the shareholders of Boxlight Corporation will have the ability to elect, appoint, or to remove a majority of the members of the Board of Directors. Please clarify if you are referring to the pre-transaction Boxlight shareholders or the post-transaction shareholders. In this regard, please also clarify how the remaining three Board members will be elected.

●	You state that the senior management of Boxlight Corporation will be the senior management of the combined entity. With reference to the senior management, please clarify for us if any of the existing employees and senior management of Everest Display will become employees of Boxlight Corporation after the transaction. Explain the significant roles these employees will have and how you considered this in your analysis. In this regard, it appears that the President and Chief Operating Officer of the combined company will come from Boxlight (Everest Display).

●	You state that Boxlight Corporation will pay a premium over the pre- combination fair value of all the equity interests of the other combining entities. With reference to the implied value of your stock in connection with this offering ($.87 per share), please provide us with your calculations that support this assertion as it relates to the Everest Display transaction.

●	Tell us how you have considered FASB ASC 805-10-55-13. In this regard, we note that as of and from September 18, 2014, from the date of inception through September 30, 2014, Boxlight Corporation had $0 assets and $0 revenues while as of and for the nine months ended September 30, 2014, Everest Display has $24 8 million in total assets and $18 million in total revenue.

●	Tell us how you have considered FASB ASC 805-10-55-15. In this regard, we note that Boxlight Corporation was just formed on September 18, 2014 and it appears it was formed for the purposes of issuing equity interests to effect these business combinations.

RESPONSE: The Company determined through its review of FASB ASC 805-10-11 through 805-10-55-15 that the acquisition of Everest Display, Inc. (Boxlight) should be accounted for using the acquisition method of accounting with Boxlight Corporation (f/k/a Logical Choice Corporation) as the acquiring entity.

We believe the following reasons support our decision:

Pursuant to Par. 1.7 of the share purchase agreement among K Laser Technology, Inc. (the shareholders’ representative of Boxlight), Boxlight Corporation (Boxlight Parent), and Vert Capital, the board of directors of Boxlight shall consist of a minimum of 7 members, of which, Boxlight Parent (Shareholders of pre-transaction Boxlight) shall have the right to nominate and/or designate 4 members and K Laser Technology, Inc. shall have the right to nominate 3 members. All board members have been appointed. Additionally, after the proposed transaction, Boxlight Parent’s board of directors will have 5 members within which, 4 will be appointed by pre-transaction Boxlight shareholders and 1 will be appointed by K Laser Technology Inc.

After the acquisition, the CEO of pre-acquisition Boxlight, Mr. Alex Kuo, will resign from all of his pre-acquisition positions. Before the acquisition, Mr. Kuo also acted as the CFO and COO of Boxlight. The senior management of pre-acquisition Boxlight Corporation (f/k/a Logical Choice Corporation) will dominate the management of the combined entity. The CEO and CFO currently work for Boxlight Corporation and are not the senior management of pre-acquisition Boxlight. Upon acquisition, the current President of Boxlight Inc. (USA), a subsidiary of Boxight, will become the President and COO of Boxlight Corporation. The President of Boxlight Inc. (USA) is not the senior management (CEO and CFO, or COO) of Boxlight, is only involved in the operations of Boxlight Inc. (USA), Boxlight Latinoamerica, S.A. DE C.V. and Boxlight Latinoamerica Servicios, S.A. DE C.V. and reports directly to Mr. Kuo. Although the President of Boxlight Inc. (USA) will have certain impact on the decision making of the combined entity, he did not hold a role that dominates the management of the pre-acquisition Boxlight.

Boxlight Parent will pay a premium over the pre-combination fair value of all the equity interests of the other combining entities. The preliminary estimate of equity consideration to be transferred is based on an aggregate value of equity, as stated in the share purchase agreements, at the price of our common stock to be sold in this offering (currently assumed to be $10.00 per share). The number of shares that will be issued in connection with those acquisitions will be fixed shortly before closing of this offering. The total equity value for the acquisition of Boxlight will be determined at the time of closing, based on the fixed number of shares and the actual offering price. Based on the current assumptions in place at the time of this filing, along with the valuation received from our third party valuation specialist, we will have goodwill in the amount of $5,082,000. The amount of goodwill, if any, on the date of the acquisition will vary based on the price of the offering.

We have considered ASC 805-10-55-13, which states that the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues or earnings) is significantly larger than that of the other combining entity. Although Everest Display is the largest entity, based on its financial statements, among all combining entities, we do not believe the current financial information should be the only factor when considering and deciding who the acquirer is. We believe that from the control, voting right, and equity interest to be transferred after the initial public offering, Boxlight Corporation, in substance, is the acquirer for the proposed transaction.

We have considered ASC 805-10-55-15, which states that a new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer. Although Boxlight Corporation was only recently formed on September 18, 2014, it will be the entity that raises capital, issues equity to various unrelated investors, other than the shareholders of Boxlight Corporation, and pays cash to effect the transaction. Boxlight Corporation was formed to identify acquisition targets, negotiate transactions, and promote business combination. Furthermore, since its inception, Boxlight Corporation has been the entity who is responsible for all related costs and the one incurring expenses and liabilities associated with the proposed transaction. As such, we consider Boxlight Corporation to be substantive and cannot be viewed as an entity formed solely to issue equity interests to effect a business combination.

The shareholders of Boxlight Corporation (f/k/a Logical Choice Corporation) will retain the largest portion of the voting rights of the combined entity when the acquisitions are completed. The pre transaction common shareholders of Boxlight Corporation will own 50.50% of the voting rights post transaction. Everest Display, Inc. (Boxlight) will own only 22.22% voting rights post transaction.

No shareholders of Everest Display, Inc. (Boxlight) are related parties to Boxlight Corporation (f/k/a Logical Choice Corporation) or Vert Capital, the majority shareholder of Boxlight Corporation (f/k/a Logical Choice Corporation).

Based on the above, we believe that Boxlight Corporation (Boxlight parent; f/k/a Logical Choice Corporation) is the acquiring entity and we properly accounted for the acquisition of Everest Display using the acquisition method of accounting.

(9). Weighted Outstanding Shares, page 34

15. We note your response to prior comment 24. It is not clear to us how you calculated the 57,628,940 shares of fully diluted outstanding shares on a pro forma basis that will be outstanding after the completion of the offering. Please provide us with your calculation of this amount.

RESPONSE: We have updated the fully diluted outstanding shares on a pro forma basis to reflect the planned reverse split on the IPO date. We calculated the fully diluted outstanding shares presented in this amendment as follows:

Shares to be issued to acquire Boxlight	1,941,134
Shares to be issued to acquire Globisens	300,208
Shares to be issued to acquire Genesis	348,321
Shares to be issued for cash	1,500,000
Total shares to be issued	4,089,663

Boxlight Corporation’s Weighted Average Outstanding Shares as reported in the financial statements for the period ended December 31, 2014	22,430,476
Adjustment to reflect planned 6.97 to 1 reverse split	(19,212,330)
Boxlight Corporation’s Adjusted Weighted Average Outstanding Shares	3,218,146

Weighted average outstanding shares – basic and diluted on a pro forma basis	7,307,809

As the Company has a pro forma combined net loss, the inclusion of any potentially dilutive securities would have an anti-dilutive effect and hence, are not included in the calculation of pro forma dilutive common share.

Liquidity and Capital Resources, page 45

16. Disclose the terms of the loan you entered into with Vert Capital on September 30, 2014.

RESPONSE: We have included the terms of the loan with Vert Capital on September 30, 2014.

 Business, page 48

17. We note your revisions in response to prior comment 35. Please continue your revisions to provide an expanded discussion of your integration strategy. Your current disclosure provides limited detail regarding the timing of the integration process. Also, to the extent that different acquisitions require different strategies, please provide separate disclosure to explain.

RESPONSE: We have revised the disclosure to expand discussion on our integration strategy.

Competition, page 58

18. We note that you have provided additional disclosure about the competitive landscape for Boxlight, Globisens and Genesis. Please also discuss the competitive landscape for the larger, fully-integrated company.

RESPONSE: We have revised to add discussion of the competitive landscape for the larger, fully-integrated company on page 48.

Executive Compensation, page 63

19. Please revise to include a summary compensation table for the fiscal year ended December 31, 2014.

RESPONSE: We have included the summary compensation table for the fiscal year ended December 31, 2014.

Everest Display, Inc.
Audited Financial Statements, page F-15
Note 10. Commitment and Contingencies, page F-33

20. We note your response to prior comment 39. Please provide us with additional analysis to support the conclusion that Everest Display held an asset at December 31, 2013. In this regard, we note that prior to that date, Everest Display held the rights to use the trademark at agreed upon rates. The transaction on October 10, 2014 appears to provide for the transfer of the legal rights of the trademark to Everest Display, allowing Everest Display to control others’ access to the trademark and thereby at that date meeting the definition of an asset. However, it remains unclear why you believe the transaction and related valuation of the trademark on October 10, 2014 provides evidence as to the existence and fair value of an asset prior to that date, specifically on December 31, 2013.

RESPONSE: Mr. Herbert Myer was one of the original owners of Boxlight Inc. before Everest Display acquired majority ownership of Boxlight Inc. in 2009. Before Everest Display acquired Boxlight Inc., the Company’s operation was partially funded by advances the Company received from Mr. Myer. As part of the sale of Boxlight Inc., Mr. Myer agreed to exchange his receivables from Boxlight Inc. with earn-out payments that will be made when Boxlight Inc. has net income in a 10-year period following the sale. At the time of the sale, the trademark was assigned by Boxlight Inc. to Mr. Myer for a certain period of time (ten years) as collateral for the contingent earn-out arrangement. The parties agreed that Mr. Myer will release the trademark back to the Company at the end of the earn-out period. Pursuant to Paragraph 2 of the Trademark License Agreement, dated April 16, 2009, the Boxlight trademark will be fully controlled again by Boxlight upon reaching the aggregate sum of $2.5 million payment to Mr. Myer or 10 years of licensing (March 23, 2019), whichever comes first. At the end of the 10-year period, Mr. Meyer will release the trademark and Boxlight, Inc. will have full control of the trademark. Since the 2009 sale, Everest Display actively marketed its products in North America and Asia by putting Boxlight logo on its products, websites, and correspondences. In substance, Boxlight Inc. has transferred the risks and rewards of ownership of the trademark to Everest Display. when Everest Display acquired Boxlight Inc.

We believe that we are reflecting the economics of this transaction by recognizing an asset along with the contractual liability on the initial agreement date, April 16, 2009 because the assignment of the trademark from the pre-acquisition Boxlight Inc. to Mr. Myer and the Trademark License Agreement we had with Mr. Myer is meant to grant a collateral to Mr. Myer for the future earn out payment and Boxlight Inc. is still considered as the owner of the Boxlight Trademark.

Boxlight Corporation
Audited Financial Statements, page F-71
Statement of Stockholders’ (Deficit), page F-74

21. Please reconcile your disclosure on page 83 that you issued 16,000,000 shares of Class A common stock to Vert Capital with the disclosure here that you have not issued any shares of common stock. In this regard, please also revise the footnotes to the financial statements to describe the terms of your Class A common stock as well as any other classes of common stock of Boxlight Corporation.

RESPONSE: Boxlight Coproation issued 16,000,000 shares (before planned reverse split) of Class A common stock to Vert Capital in October 2014; therefore, the financial statements for the period ended September 30, 2014 of Boxlight Corporation did not include these shares as issued and outstanding. The Company’s financial statements for the period ended December 31, 2014 filed in the Amendment No.2 to Form S-1 includes 16,000,000 shares of Class A common stock the Company issued to Vert Capital. We have included the following paragraph regarding different classes of common stock of Boxlight Corporation in the financial statement of Boxlight Corporation as of December 31, 2014:

“In January 2015, the Company amended its article of incorporation to state that the Company’s common shares consists of: 1) 150,000,000 shares of Class A voting common stock and 2) 50,000,000 shares of Class B non-voting common stock. Class A and Class B common stock has the rights except that Class A common stock is entitled to one vote per share while Class B common stock has no voting rights.”

Exhibit

22. Please confirm that you have filed final copies of all your material agreements. In this regard, we note that several exhibits contain missing dates and missing signatures

RESPONSE: We will confirm once all the final copies of our material agreements are available for filing.

23. We note that you have added a new provision under Article Nine of the amended and restated Articles of Incorporation. Please revise your prospectus to disclose prominently the new requirements set forth with respect to derivative actions. Your revised disclosure should clearly explain the basis for adding the new provision and the obligations it imposes on investors.

RESPONSE: We have revised to disclose prominently under the “Description of Capital Stock” section, the new requirements set forth with respect to derivative actions and explain the basis for adding the new provision and the obligations it imposes on investors.

24. Please file all exhibits, schedules and attachments to your agreements As one example, we note that exhibits and schedules are not filed with Exhibit 10.12.

RESPONSE: We will file all exhibits, schedules and attachments to our agreements.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (404) 891-1122. In addition, please contact Mitchell S. Nussbaum of Loeb & Loeb LLP at (212) 407-4159 if you have any questions or require additional information.

Sincerely,

BOXLIGHT CORPORATION

By:	/s/ Mark Elliott
Name:	Mark Elliott
Title:	Chief Executive Officer